TIMMINS GOLD CORP.

609 Granville Street, Suite 520

Vancouver, British Columbia

Canada V7Y 1G5

VIA EDGAR	April 18, 2011

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Timmins Gold Corp.

Withdrawal of Registration Statement on Form F-4, File No. 333-172161

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Timmins Gold Corp. hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form F-4, File No. 333-172161, together with all exhibits thereto (collectively, the “Registration Statement”).

The Registration Statement was filed by the Company with the Commission on February 10, 2011 in connection with a proposed exchange offer by a wholly-owned subsidiary of the Company for all the outstanding shares of common stock of Capital Gold Corp (“CGC”). The stockholders of CGC have since approved a merger of CGC with a subsidiary of another company. Consequently, the conditions to the exchange offer, which has not yet commenced, cannot be satisfied. The Registration Statement was never declared effective and no securities were sold or exchanged in connection with the exchange offer. In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid by the Company to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use by the Company.

Should you have any questions regarding this request, please contact Adam M. Givertz of Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to the Company, at 416-504-0525.

TIMMINS GOLD CORP.

By:	/s/ Bruce Bragagnolo
Bruce Bragagnolo
Chief Executive Officer

cc:	Adam M. Givertz, Paul, Weiss, Rifkind, Wharton & Garrison LLP